GLOBENET RESOURCES  INC.


                                               TSX VENTURE EXCHANGE SYMBOL:  GBR
                                               BERLIN STOCK EXCHANGE SYMBOL: GLT
                                                                JANUARY 16, 2002

NEWS  RELEASE

Mr. David Patterson, Director of GlobeNet Resources Inc. (the "Company") announces the closing of $95,000 of the $150,000 private placement announced on November 15, 2002. The Company has decided not to close the balance of the private placement. These funds were raised by the Company issuing 256,756 units at a price of $0.37 per unit, each unit consisting of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one additional flow-through common share of the Company at a price of $0.50 until January 10, 2005. Each flow-through common share will entitle the holder to receive a pro rata interest in Canadian Exploration Expenditures incurred and renounced by the Company.

The shares, and any shares to be issued upon the exercise of the warrants, are subject to a hold period expiring May 11, 2003.


           On behalf of the Board of Directors,GLOBENET RESOURCES INC.
                                "David Patterson"
                                    Director